SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of December, 2000
                         ------------------------------

                               BRIGHT STATION PLC
                 (formerly known as The Dialog Corporation plc)
             (exact name of registrant as specified in its charter)

                         ------------------------------

                           The Communications Building
                               48 Leicester Square
                            London WC2H 7DB, England
                    (Address of Principal Executive Offices)

                         ------------------------------

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  FORM 20-F [X]                      FORM 40-F [ ]

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  Yes [ ]                            No [X]

         On November 30, 2000, the registrant filed Exhibit Nos. 99.1 - 99.6 with the London Stock Exchange. On December 1, 2000, the registrant filed Exhibit No. 99.7 with the London Stock Exchange. On December 5, 2000, the registrant filed Exhibit No. 99.8 with the London Stock Exchange. On December 8, 2000, the registrant filed Exhibit No. 99.9 with the London Stock Exchange. Each exhibit to this Form 6-K is publicly available through the London Stock Exchange.
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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  December 12, 2000

                                              BRIGHT STATION PLC

                                              By: /s/ David G. Mattey
                                                  -----------------------
                                                  David G. Mattey
                                                  Chief Financial Officer

                                  EXHIBIT INDEX


Exhibit No.          Description
-----------          -----------

99.1                 Schedule 5 - Blocklisting Six Monthly Return (Investment
                                  Savings Plan 401(k))

99.2                 Schedule 5 - Blocklisting Six Monthly Return (1998 Employee
                                  Stock Purchase Plan)

99.3                 Schedule 5 - Blocklisting Six Monthly Return (1997 US Stock
                                  Option Plan)

99.4                 Schedule 5 - Blocklisting Six Monthly Return (1994
                                  Unapproved Executive Share Option Scheme)

99.5                 Schedule 5 - Blocklisting Six Monthly Return (Individual
                                  Arrangement)

99.6                 Schedule 5 - Blocklisting Six Monthly Return (Individual
                                  Arrangement)

99.7                 Press Release Dated December 1, 2000

99.8                 Press Release Dated December 5, 2000

99.9                 Press Release Dated December 8, 2000